                                                                   Exhibit 99.02

                       OKLAHOMA GAS AND ELECTRIC COMPANY
                          DESCRIPTION OF COMMON STOCK

         The following statements are summaries of certain provisions of the Restated Certificate of Incorporation of Oklahoma Gas and Electric Company (the "Company") and are subject to the detailed provisions thereof. Such summaries do not purport to be complete, and reference is made to the Company's Restated Certificate of Incorporation (which is filed as Exhibit 4.01 to the Company's Post-Effective Amendment No. Three to Registration Statement No. 2-94973) for a full and complete statement of such provisions. The term "preferred stock" as used herein means the Company's authorized shares of 4% Cumulative Preferred Stock, par value $20 per share, its Cumulative Preferred Stock, par value $100 per share, and its Cumulative Preferred Stock, par value $25 per share.

DIVIDEND RIGHTS

         After dividends on all classes and series of preferred stock have been paid (or declared and set apart for payment) for all past dividend periods and declared for the current dividend period, at the full rates fixed therefor, dividends may be declared and paid on the Common Stock subject to the restrictions set forth under the following subcaption.

LIMITATIONS ON PAYMENT OF DIVIDENDS ON COMMON STOCK

         Unless the capital represented by the Common Stock (including premiums on capital stock and retained earnings accounts) is 25% or more of total capital (which also includes debt maturing more than one year after date of issue), dividends (other than dividends payable in Common Stock) or distributions on, or acquisitions for value of, Common Stock may not exceed 75% of net income for the preceding twelve-month period after deducting dividends accruing on preferred stock during the period; and if less than 20%, may not exceed 50% of such net income. No portion of the retained earnings of the Company is presently restricted by this provision. The Restated Certificate of Incorporation further provides that no dividend may be declared or paid on the Common Stock until all amounts required to be paid or set aside for any sinking fund for the redemption or purchase of Cumulative Preferred Stock, par value $25 per share, have been paid or set aside. Currently, no shares of Cumulative Preferred Stock, par value $25 per share, are outstanding.

         The Indenture, as supplemented, which secures the First Mortgage Bonds of the Company, contains provisions providing that, so long as any Bonds are outstanding, earned surplus (i.e., retained earnings) equal to the sum of (1) the amount by which the aggregate of (a) provisions for retirement and depreciation and (b) expenditures for maintenance, during the period from June 1, 1955, to the last date for which a statement of income is available, is less than 15% of gross operating revenues (after deducting cost of electricity purchased for resale, rentals paid for utility property and the portion of gross operating revenues attributable to increases since January 6, 1975, in the Company's cost of fuel used in electric generation) for that period and (2) the amount, if any, by which all of the consideration paid by the Company in acquiring shares of its Common Stock during the above period exceeds $217,301,128 plus any consideration received by the Company from the sale after September 30, 1991 of its Common Stock, shall not be available for the payment of cash dividends on Common Stock; and that the Company shall not acquire shares of its Common Stock for a valuable consideration if after such acquisition the sum of (1) and (2) above would exceed its then earned surplus (retained earnings). These provisions are not expected to affect adversely the Company's ability to pay dividends during the foreseeable future.

VOTING RIGHTS

         Each holder of Common Stock and each holder of 4% Cumulative Preferred Stock is entitled at all meetings of shareowners to one vote for each $2.50 of par value of such stock held. The holders of Cumulative Preferred Stock, par value $100 per share, and Cumulative Preferred Stock, par value $25 per share, are not entitled to any voting rights whatsoever, except as set forth below and as expressly provided by law.

         If and when dividends payable on the 4% Cumulative Preferred Stock shall be in default in an amount equivalent to four full quarter-yearly dividends and thereafter until all defaults shall have been paid, the holders of the 4% Cumulative Preferred Stock, voting separately as one class, will be entitled to elect the smallest number of directors necessary to constitute a majority of the Board of Directors, and the holders of the Common Stock, voting separately as a class, will be entitled to elect the remaining directors of the Company. This special voting right shall become vested in the holders of all classes and series of preferred stock, as one class, if at any time there shall be no shares of 4% Cumulative Preferred Stock outstanding.

         The consent or affirmative vote of the holders of at least two-thirds of the outstanding shares of 4% Cumulative Preferred Stock is required to: (a) authorize or issue stock ranking prior thereto; (b) adversely change the terms and provisions of the 4% Cumulative Preferred Stock; (c) issue shares of 4% Cumulative Preferred Stock or of stock ranking pari passu with it as to dividends or liquidation rights unless in exchange for or to retire an equal number of shares of such stocks or unless specified income and capital ratio requirements are met. Similar provisions applicable to each class of the Cumulative Preferred Stock are also contained in the Restated Certificate of Incorporation. The vote or consent of the holders of at least a majority of the Common Stock is required to amend Article VII of the Restated Certificate of Incorporation, which sets forth the classes, authorized amounts, and certain of the terms and provisions of the stocks of the Company.

         The consent or affirmative vote of the holders of at least a majority of the outstanding shares of the 4% Cumulative Preferred Stock and of each class of the Cumulative Preferred Stock is required under specified conditions for the issuance of securities representing unsecured indebtedness or in case of merger or consolidation. The Company's Restated Certificate of Incorporation also contains "fair price" provisions, which require the approval by the holders of at least 80% of the voting power of the Company's outstanding Voting Stock (as defined below) as a condition for mergers, consolidations, sales of substantial assets, issuances of capital stock and certain other business combinations and transactions involving the Company and any substantial (10% or more) holder of the Company's Voting Stock unless the transaction is either approved by a majority of the members of the Company's Board of Directors who are unaffiliated with the substantial holder or certain minimum price and procedural requirements are met. The provisions summarized in the foregoing sentence may be amended only by the approval of the holders of at least 80% of the voting power of the Company's outstanding Voting Stock.
The Company's Voting Stock consists of all outstanding shares of the Company entitled to vote generally in the election of directors and currently consists of the Common Stock and 4% Cumulative Preferred Stock.

         The Voting Stock of the Company does not have cumulative voting rights for the election of directors. Subject to the rights described above of the holders of the 4% Cumulative Preferred Stock to elect directors under certain circumstances, the Company's Restated Certificate of Incorporation and By-Laws contain provisions stating that: (1) the Board of Directors shall be divided into three classes as nearly equal in number as possible with staggered terms of office so that only approximately one-third of the directors are elected at each annual meeting of shareowners; (2) directors may be removed only with the approval of the holders of at least 80% of the voting power of the shares of the Company generally entitled to vote; (3) any vacancy on the Board of Directors shall be filled only by the remaining directors then in office, though less than a quorum; (4) advance notice of introduction by shareowners of business at annual shareowner meetings and of shareowner nominations for the election of directors shall be given and that certain information be provided with respect to such matters; (5) shareowner action may be taken only at an annual meeting of shareowners or a special meeting of shareowners called by the President or the Board of Directors; and
(6) the foregoing provisions may be amended only by the approval of the holders of at least 80% of the voting power of the shares generally entitled to vote. These provisions, along with the "fair price" provisions discussed above, would make more difficult a change in control of the Company that is opposed by the Company's Board of Directors.

LIQUIDATION RIGHTS

         In case of voluntary liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled, respectively, to be paid the amounts which they would be entitled to receive if, on the date of such action, the respective shares of the preferred stock held by them had been redeemed by the Company. In case of an involuntary liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to be paid an amount equal to the par value of their respective shares plus the accrued dividends thereon to the date of payment. Thereafter, the holders of the Common Stock are entitled to receive the remaining assets and funds pro rata, according to the number of shares of Common Stock held.

OTHER PROVISIONS

         The Board of Directors may allot and issue shares of Common Stock for such consideration, not less than the par value thereof, as it may from time to time determine. In addition, subject to certain limitations in the Restated Certificate of Incorporation, the Board of Directors may issue additional series of each class of Cumulative Preferred Stock with such dividend rates and redemption provisions (including, in the case of the Cumulative Preferred Stock, par value $25 per share, sinking funds) as the Board of Directors may determine. No holder of Common Stock has the preemptive right to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock. The Common Stock of the Company is not subject to further calls or to assessment by the Company.

RIGHTS TO PURCHASE SERIES A CUMULATIVE PREFERRED STOCK

         On December 11, 1990, the Board of Directors of the Company declared a dividend of one preferred stock purchase right (a "Right" or "Rights") for each outstanding share of Common Stock of the Company. The dividend was paid on December 31, 1990 (the "Record Date"), to shareowners of record as of such Record Date. If and when the Rights become exercisable, each Right will entitle the holder of record to purchase from the Company one one-hundredth of a share of Series A Cumulative Preferred Stock, par value $25 per share ("Series A Preferred Stock") of the Company, at a price of $95 per one one-hundredth of a share (the "Purchase Price"), although the price may be adjusted as described below. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Liberty National Bank and Trust Company of Oklahoma City, as Rights Agent (the "Rights Agent").

         Initially, (i) the Rights will not be exercisable, (ii) certificates will not be sent to shareowners, (iii) the Rights will be evidenced by the Common Stock certificates, (iv) the Rights will automatically trade with the Common Stock, (v) the Rights and will be transferred with and only with such Common Stock certificates, (vi) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (vii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         Separate certificates representing the Rights will be distributed as soon as practicable after the "Distribution Date," which is the close of business on the earlier to occur on the tenth day following:

         (i) a public announcement (or, if earlier, the date a majority of the Board of Directors of the Company becomes aware) that a person or group of affiliated or associated persons acquired, or obtained the right to acquire, beneficial ownership of Common Stock or other securities of the Company representing 20% or more of the voting power of all securities of the Company then outstanding generally entitled to vote for the election of directors ("Voting Power") (such person or group being called an "Acquiring Person" and such date of first public announcement being called the "Stock Acquisition Date"), or

         (ii) the commencement of, or public announcement of an intention to commence, a tender or exchange offer the consummation of which would result in the ownership of 20% or more of the outstanding Voting Power (the earlier of the dates in clause
                 (i) or (ii) being called the "Distribution Date").

         As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date, and such separate certificates alone will evidence the Rights from and after the Distribution Date.

         Even if they have acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Voting Power of the Company, each of the following persons (an "Exempt Person") will not be deemed to be an Acquiring Person: (i) the Company, any subsidiary of the Company, any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company; and (ii) any person who becomes an Acquiring Person solely by virtue of a reduction in the number of outstanding shares of Common Stock, unless and until such person shall become the beneficial owner of, or make a tender offer for any additional shares of Common Stock.

         The holders of the Rights are not required to take any action until the Rights become exercisable. The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on December 11, 2000, unless earlier redeemed or exchanged by the Company as described below.

         In order to protect the value of the Rights to the holders, the Purchase Price and the number of shares of Series A Preferred Stock (or other securities or property) issuable upon exercise of the Rights are subject to adjustment from time to time (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Company's Common Stock or Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

         These adjustments are called anti-dilution provisions and are intended to ensure that a holder of Rights will not be adversely affected by the occurrence of such events. With certain exceptions, the Company is not required to adjust the Purchase Price until cumulative adjustments require a change of at least 1% in the Purchase Price.

         In the event (i) any Person (other than an Exempt Person) becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine prior to the time such offer is made to be fair to and otherwise in the best interest of the Company and its shareowners) or (ii) any Exempt Person who is the beneficial owner of 20% or more of the outstanding Voting Power of the Company fails to continue to qualify as an Exempt Person, then each holder of record of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon payment of the Purchase Price, Common Stock (or, in certain circumstance, cash, property or other securities of the Company) having a market value at the time of the transaction equal to twice the Purchase Price. Rights are not exercisable following such event, however, until such time as the Rights are no longer redeemable by the Company as set forth below. Any Rights that are or were at any time, on or after the Distribution Date, beneficially owned by an Acquiring Person shall become null and void.

         For example, at an exercise price of $95 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $190 worth of Common Stock (or other consideration, as noted above) for $95. Assuming that the Common Stock had a per share value of $40 at such time, the holder of each valid Right would be entitled to purchase 4.75 shares of Common Stock for $95.

         After the Rights have become exercisable, if (i) the Company is acquired in a merger or other business combination (in which any shares of the Company's Common Stock are changed into or exchanged for other securities or assets) or (ii) more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision shall be made so that each holder of record of a Right will have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Purchase Price.

         To the extent that insufficient shares of Common Stock are available for the exercise in full of the Rights, holders of Rights will receive upon exercise shares of Common Stock to the extent available and then other securities of the Company, including units of shares of Series A Preferred Stock with rights substantially comparable to those of the Common Stock, property, or cash, in proportions determined by the Company, so that the aggregate value received is equal to twice the Purchase Price. The Company, however, shall not be required to issue any cash, property or debt securities upon exercise of the Rights to the extent their aggregate value would exceed the amount of cash the Company would otherwise be entitled to receive upon exercise in full of the then exercisable Rights.

         No fractional shares of Series A Preferred Stock or Common Stock will be required to be issued upon exercise of the Rights and, in lieu thereof, a payment in cash may be made to the holder of such Rights equal to the same fraction of the current market value of a share of Series A Preferred Stock or, if applicable, Common Stock.

         At any time until the earlier of (i) ten days after the Stock Acquisition Date (subject to extension by the Board of Directors) or (ii) the date the Rights are exchanged pursuant to the Rights Agreement, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.

         At any time after any Person becomes an Acquiring Person, the Board of Directors may, at its option, exchange all or part of the outstanding Rights (other than Rights held by the Acquiring Person and certain related parties) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right

(subject to certain anti-dilution adjustments). The Board may not effect such an exchange, however, at any time any Person or group owns 50% or more of the Voting Power of the Company. Immediately after the Board orders such an exchange, the right to exercise the Rights shall terminate and the holders of Rights shall thereafter only be entitled to receive shares of Common Stock at the applicable exchange ratio.

         Under presently existing federal income tax law, the issuance of the Rights is not taxable to the Company or to shareowners and will not change the way in which shareowners can presently trade the Company's shares of Common Stock. If the Rights should become exercisable, shareowners, depending on then existing circumstances, may recognize taxable income.

         The Rights Agreement may be amended by the Board of Directors of the Company. After the Distribution Date, however, the provisions of the Rights Agreement may be amended by the Board only to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or an affiliate or associate of an Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable. In addition, no supplement or amendment may be made which changes the Redemption Price, the final expiration date, the Purchase Price or the number of one one-hundredths of a share of Series A Preferred Stock for which a Right is exercisable, unless at the time of such supplement or amendment there has been no occurrence of a Stock Acquisition Date and such supplement or amendment does not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or an associate or affiliate of an Acquiring Person).

         Until a right is exercised, the holder, as such, will have no rights as a shareowner of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors and, accordingly, will make more difficult a change of control that is opposed by the Company's Board of Directors. However, the Rights should not interfere with a proposed change of control (including a merger or other business combination) approved by a majority of the Board of Directors since the Rights may be redeemed by the Company at $.01 per Right at any time until ten days after the Stock Acquisition Date (subject to extension by the Board of Directors). Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. Nevertheless, the Rights also may discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in, or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

         This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as an Exhibit to the Company's Registration Statement on Form 8-B and is incorporated herein by reference.